AKERS BIOSCIENCES, INC.

201 GROVE ROAD

THOROFARE, NJ 08086

November 1, 2013

VIA ELECTRONIC MAIL

Jeffrey Riedler

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Akers Biosciences, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 8, 2013

File No. 333-190456

Dear Mr. Riedler:

By letter dated October 23, 2013, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Akers Biosciences, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on October 8, 2013 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	We note your response to prior comment 2 It is also inappropriate for your underwriters to state that they have not independently verified any of the information included in your registration statement. Please remove any such reference from your filing.

RESPONSE: We have revised our disclosure accordingly.

Dilution, page 30

2.	We note your response to prior comment 22. Please revise the table illustrating dilution per share to new investors to show separate captions for historical net tangible book value per share at June 30, 2013 and the effect of the conversion of 50,000,000 shares of Series A Preferred Stock immediately prior to the consummation of this offering.

RESPONSE: We have revise the table illustrating dilution per share to new investors to show separate captions for historical net tangible book value per share at June 30, 2013 and the effect of the conversion of 50,000,000 shares of Series A Preferred Stock immediately prior to the consummation of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

3.	We note your response to prior comment 23. In your description of your recent equity financing, please specify that your secondary public offering related to your common shares traded on the AIM market of the London Stock Exchange.

RESPONSE: We have revised our disclosure accordingly.

Research and Development Expenses, page 34

4.	We note your response to comment 26. Please clearly state that you do not track research and development costs by major product, either for external or internal costs, if such is the case. Consider providing an alternative breakdown such as distinguishing between Class I, Class II, and Class III devices. This disclosure helps provide information necessary to understand your pipeline and trends by division. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends.

RESPONSE: We have revised our disclosure to include a schedule with estimated costs per R&D project.

Financial Statements

General

5.	We note your response to prior comment 38. Please revise the Statements of Operations to disclose related party transactions on the face of the financial statements, including the transactions with Chubeworks, as required by Rule 4-08(k) of Regulation S-X.

RESPONSE: The Statement of Operations for the six months ended June 30, 2013 and 2012 and the Statement of Operations for the year ended December 31, 2012 and 2011 have been revised to show related party transactions.

Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2013 and the Six Months Ended June 30, 2012

Note 19-Subsequent Events, page F-14

6.	As a reminder, please disclose any equity issuances made subsequent to the balance sheet date, such as common stock, preferred stock, options, warrants, etc. Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any transactions. Disclose the reasons for any differences between the fair value used for the equity issuances and your anticipated IPO price.

RESPONSE: There has been no further issuance of the Company’s equity securities since June 30, 2013.

Consolidated Financial Statements for the Year Ended December 31, 2012 and the Year Ended December 31, 2011

Note 18-Subsequent Events, page F-36

7.	We note your response to prior comment 47. We acknowledge the information provided in your response but continue to have difficulty in understanding the basis for your accounting treatment. Please provide us an analysis of your application of guidance in ASC 605-25-25 and 30 in determining the accounting treatment for all deliverables under the Amended License and Supply Agreement with Chubeworks, as well as the simultaneous sale of your 20% interest in en (10) to Chubeworks and its purchase of 80 million shares of your common stock. Refer to ASC 605-25-3 and provide the required disclosures under ASC 605-25-50.

RESPONSE: We have revised our disclosure to provide an analysis of our application of guidance in ASC 605-25 in determining the accounting treatment for all deliverables under the Amended License and Supply Agreement with Chubeworks, as well as the simultaneous sale of our 20% interest in en (10) to Chubeworks and its purchase of 80 million shares of our common stock.

8.	We note your response to prior comment 48. Please provide additional disclosure to explain the difference between the $0.02 price per share and your anticipated IPO price. We may have further comments once the IPO price has been set.

RESPONSE: We do not yet have an IPO price, however, we anticipate pricing to be substantially higher than $0.02 per share. In order to facilitate the pricing of our IPO the Company intends to immediately take the necessary steps to implement a reverse stock split of its common stock to raise the price per share to approximately $10.00.

Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Thomas A. Nicolette
Thomas A. Nicolette
President and Chief Executive Officer
Akers Biosciences, Inc.